UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐  Form 10-K    ☒  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended:  December 31, 2006
☐            Transition Report on Form 10-K
☐            Transition Report on Form 20-F
☐            Transition Report on Form 11-K
☐            Transition Report on Form 10-Q
☐            Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom
Full Name of Registrant

Former Name if Applicable

14, 1st Tverskaya-Yamskaya St.
Address of Principal Executive Office (Street and Number)

Moscow, Russian Federation 125047
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of the registrant is responsible for establishing and maintaining internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.  Fiscal year 2006 is the first year that the registrant is required to provide a report pursuant to Section 404 of management’s evaluation of internal control over financial reporting. While management’s evaluation will be disclosed in Item 15 of its Annual Report for the year ended December 31, 2006 on Form 20-F (“Form 20-F”), management has been unable to complete its evaluation in sufficient time for the registrant to file the Form 20-F by June 30, 2007.

Although management has not yet completed its evaluation of the registrant’s internal control over financial reporting, management has, as of June 30, 2007, identified the following six material weaknesses in internal control over financial reporting:

1.               Insufficient number of experienced and adequately trained accounting and finance personnel;

2.               Ineffective control over the financial statements close process and application of key accounting policies and procedures;

3.               Lack of strategic plans and policies and insufficient procedures and controls to identify and assess key strategic risks and their impact on financial statements by directors and management;

4.               Ineffective controls over the accounting for revenues and expenses from the provision of long distance telecommunications services under agency agreements;

5.               Ineffective controls over the completeness and accuracy of deferred tax balances; and

6.               Ineffective control over the analysis of potential impairment of long-lived and intangible assets, including goodwill.

The registrant’s independent registered public accounting firm, Ernst & Young LLC, has identified a material weakness in addition to those listed above which concerns the effectiveness of the audit committee’s oversight over the registrant’s external financial reporting and internal control. While management is continuing to evaluate whether there is an additional material weakness, it currently has insufficient information to make its own determination.

Under the Public Company Accounting Oversight Board’s Auditing Standard No. 2, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with An Audit of Financial Statements,” a material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management expects to complete its evaluation of internal control over financial reporting and the registrant expects to file the Form 20-F in December 2007.  Management may identify additional material weaknesses such as the one identified by Ernst & Young described above by the time the registrant files its Form 20-F with the Securities and Exchange Commission (“SEC”).  Management also does not believe that each of the material weaknesses identified as of June 30, 2007 or others which may be identified during management’s evaluation will be remediated by December 31, 2007.  Therefore, management expects that internal control over financial reporting will be ineffective at December 31, 2007.

The registrant expects to file a Form 6-K with the SEC in July 2007, which will include audited financial statements for the year ended December 31, 2006 and a detailed description of the status of management’s evaluation of the registrant’s internal control over financial reporting, including the material weaknesses, pursuant to Section 404 of the Sarbanes-Oxley Act.

Forward-Looking Statements

The information provided in this notice includes forward-looking statements, including statements regarding the estimated timing for the filing of the registrant’s 2006 Form 20-F and Form 6-K; our expectations with respect to management’s evaluation of internal control over financial reporting, including management’s inability to remediate the material weaknesses identified in this notice, to be included in our 2006 Form 20-F; and our belief that our earnings will vary, perhaps substantially, from period to period due in large part to the new settlement scheme with regional subscribers and operators.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by our management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of these factors include, but are not limited to, our ability to become current in our SEC periodic reporting requirements; our ability to maintain our listing with the New York Stock Exchange (“NYSE”) based on its periodic review of our plan to resume compliance with SEC periodic reporting requirements; our ability to identify and remediate material weaknesses in internal control over financial reporting; our ability to effectively implement our business strategies and manage the risks in our business; and changes in our operations and business prospects, the general financial and economic circumstances relating to the regulation of the Russian telecommunications industry and Russian legislation and competition.

PART IV — OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

Pavel A. Nezhutin	7-499	973-0878
(Name)	(Country and City Codes of Russia and Moscow)	(Telephone Number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof??    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates significant changes in the results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 to be reflected by the consolidated financial statements that will be included in the Form 6-K and Form 20-F expected to be filed with the SEC in July and December 2007, respectively.

Net Profits under IFRS

According to the registrant’s estimates, net profits calculated under the International Financial Reporting Standards (“IFRS”) for 2006 are expected to amount to 1.46 billion Russian rubles, as compared to 978 million rubles in 2005.  The main reasons for the expected increase in net profits under IFRS include:

(a)                                  In 2005, the registrant recognized an impairment loss of 4.97 billion rubles. The registrant does not expect to recognize any impairment of assets or release of impairment losses for the year ended December 31, 2006; and

(b)                                 Effective January 1, 2006, a new settlement scheme with regional subscribers and local operators was enacted that resulted in substantial additional payments to be made by the registrant to the local operators in 2006, partially offsetting the reason for the expected increase in net profits for the year ended December 31, 2006 described in (a) above.

Net Profits under U.S. GAAP

Net profits calculated under U.S. GAAP are expected to amount to 271 million Russian rubles in 2006, as compared to 3.45 billion rubles in 2005.  The main reasons for the expected decrease in net profits under U.S. GAAP include:

(a)                                  In 2005, the registrant recognized a loss of 826 million rubles as a cumulative effect adjustment related to obtaining control over GlobalTel, one of the registrant’s subsidiaries; and

(b)                                 Effective January 1, 2006, a new settlement scheme with regional subscribers and local operators was enacted that resulted in substantial additional payments to be made by the registrant to the local operators in 2006, partially offsetting the reason for the expected increase in net profits for the year ended December 31, 2006 described in (a) above.

Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 3, 2007	By	/s/ Dmitry Ye. Yerokhin
Dmitry Ye. Yerokhin
General Director